Exhibit 99.1

Psyence BioMed Completes PsyLabs Investment as Ibogaine Milestones Are Met

Ibogaine regulatory readiness pack completed and U.S. cGMP manufacturing agreement concluded with DEA-registered Benuvia in Texas; investment supports PsyLabs’ intended supply of pharmaceutical-grade ibogaine for the planned U.S. development program

NEW YORK, October 21, 2026 (GLOBE NEWSWIRE) -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that both milestones attached to its backstop subscription commitment in Psyence Labs Ltd. (“PsyLabs”) have been achieved and that the Company, through its wholly-owned subsidiary Psyence Biomed II Corp., has completed its additional investment in PsyLabs of US$2,599,896. The milestones include the completion of an ibogaine regulatory readiness documentation package and the execution of a U.S. current Good Manufacturing Practice (“cGMP”) manufacturing agreement with Benuvia Operations, LLC (“Benuvia”), representing important progress in advancing the Company’s planned U.S. pharmaceutical-grade ibogaine development program.

As previously announced on September 23, 2026, Psyence BioMed agreed to invest up to US$5 million in PsyLabs, comprising an irrevocable commitment of US$2.4 million (936 PsyLabs ordinary shares at US$2,564 per share) under its pro rata pre-emption entitlement in PsyLabs’ current financing round and a backstop commitment of up to US$2.6 million to subscribe for shares in that financing round not taken up by other PsyLabs shareholders, payable in up to two tranches of up to US$1.3 million each upon the achievement of specified milestones. The backstop tranches were required to be called and completed by December 31, 2026.

Key Development Milestones Achieved

Regulatory Readiness Documentation

PsyLabs has completed its ibogaine regulatory readiness pack, a documentation package intended to support future regulatory interactions relating to pharmaceutical-grade ibogaine hydrochloride (HCl).

The completion of this documentation represents an important preparatory step in supporting the regulatory development activities contemplated under the Company’s U.S. ibogaine program.

U.S. cGMP Manufacturing Agreement

A manufacturing services agreement has been entered into with Benuvia by Texas Ibogaine Research Corporation (“TIRC”), the Company’s wholly-owned Texas subsidiary. Benuvia operates a controlled-substance manufacturing facility in Round Rock, Texas registered with the U.S. Drug Enforcement Administration (“DEA”).

As previously announced on October 5, 2026, the agreement is intended to support the planned U.S. manufacture of pharmaceutical-grade ibogaine active pharmaceutical ingredient (“API”) under cGMP standards, subject to applicable regulatory requirements.

The agreement establishes a U.S. manufacturing relationship intended to support future nonclinical and clinical development activities.

Advancing a Coordinated U.S. Ibogaine Development Strategy

In structuring the planned U.S. manufacturing program, the Company and PsyLabs agreed that the Benuvia agreement would be entered into by TIRC rather than by PsyLabs. TIRC was established to carry out the manufacturing, nonclinical and regulatory development work required before any human clinical trial could be proposed in the United States, and, as a U.S. developer, may be positioned to pursue domestic funding and grant opportunities that may be available for that work. This structure is intended to allow PsyLabs to remain focused on cultivating, extracting and supplying pharmaceutical-grade ibogaine HCl. Under the binding term sheet between TIRC and PsyLabs announced on September 28, 2026, PsyLabs is expected to serve as TIRC’s exclusive ibogaine supplier for the United States, subject to the conclusion of a definitive agreement, which the parties have agreed to conclude on or before November 30, 2026.

Additional Investment in PsyLabs Completed

Following certification by the PsyLabs board of directors that both development milestones had been achieved, PsyLabs called both backstop tranches ahead of the December 31, 2026, deadline.

Psyence Biomed II Corp. subscribed for 1,014 ordinary shares of PsyLabs at US$2,564 per share, reflecting the US$54 million pre-money equity valuation set for the financing round, for aggregate subscription proceeds of US$2,599,896. Immediately prior to the investment, the Company held approximately 41.13% of PsyLabs’ issued and outstanding shares. Following completion of the investment, and after giving effect to the previously announced share exchange which closed October 1, 2026, the Company holds approximately 43.37% of PsyLabs’ issued and outstanding shares. The investment was funded from the Company’s existing cash resources.

Management Commentary

“Achieving both milestones well ahead of the December 31 deadline is a clear signal that the ibogaine program is moving from planning into execution,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed and TIRC. “PsyLabs now has the regulatory documentation and additional capital to support the supply of pharmaceutical-grade ibogaine, and TIRC has a U.S. cGMP manufacturing partner in place to support the development work we are planning. Each company is doing what it is best equipped to do, which we believe is the right structure for building long-term value for our shareholders.”

Related-Party Transaction

PsyLabs is a related party of the Company and a significant shareholder of Psyence BioMed. The investment, including the backstop commitment, was reviewed and approved by a special committee of the Company’s independent directors and by its audit committee, in accordance with the Company’s related-party transaction policies and applicable Nasdaq requirements.

ABOUT PSYENCE BIOMED

Psyence Biomedical Ltd. (Nasdaq: PBM) is a Nasdaq-listed company with its wholly-owned subsidiary, Texas Ibogaine Research Corporation, headquartered in Texas. It is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in neuroplastogen-based therapeutics and the manufacture of pharmaceutical-grade drug candidates. It is the first life sciences biotechnology company focused on developing nature-derived, non-synthetic psilocybin and ibogaine-based neuroplastogen medicine to be listed on Nasdaq. The Company is dedicated to addressing unmet mental health needs and is committed to an evidence-based approach to developing safe, effective and FDA-approved nature-derived neuroplastogen treatments across a range of mental health disorders.

ABOUT PSYLABS

PsyLabs is a neuroplastogen active pharmaceutical ingredient development company, federally licensed in its operating jurisdiction to cultivate, extract and export psilocybin mushrooms and other neuroplastogen compounds, including psilocybin, psilocin, mescaline, ibogaine and dimethyltryptamine, to lawful medical and research markets. PsyLabs operates from an ISO 22000 and GMP-compliant facility, with a focus on natural compound purification, regulatory support and global distribution. www.psylabs.life

CONTACTS

Psyence Biomedical Ltd. ir@psyencebiomed.com media@psyencebiomed.com

info@psyencebiomed.com · +1 416-477-1708

Investor contact: Michael Kydd, Investor Relations Advisor — michael@psyencebiomed.com

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. These include statements regarding the investment by Psyence BioMed in PsyLabs, including the achievement and certification of the related milestones and the anticipated effects of the investment; the application of the proceeds of that investment; the resulting shareholding of Psyence BioMed in PsyLabs; the completion and effects of the previously announced share exchange; the manufacturing services agreement between TIRC and Benuvia, including the planned U.S. manufacture of pharmaceutical-grade ibogaine active pharmaceutical ingredient and the timing, scale and cost of such manufacture; the capitalization, funding and intended role of TIRC, including its ability to access U.S. funding and grant opportunities; the expected conclusion of a definitive license and supply agreement between TIRC and PsyLabs, including PsyLabs’ expected role as TIRC’s exclusive ibogaine supplier; the Company’s ability to secure pharmaceutical-grade drug substance and the regulatory documentation required to support a United States program; the evaluation, funding, design, timing and conduct of any clinical trial in Texas; the Company’s ability to obtain and maintain required registrations, permits, quotas and licenses; its ability to participate in federal or state ibogaine programs; and its expected role in future research, development and commercialization activities relating to ibogaine. Forward-looking statements may be identified by words such as “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates” and similar expressions.

These statements are based on assumptions regarding government policy, continued interest in regulated neuroplastogen research, the availability of lawful development pathways, and the Company’s ability to maintain licenses, permits, supply arrangements and third-party relationships, as well as assumptions that PsyLabs will apply the investment proceeds as intended and maintain its licenses, permits and facility standards; that Benuvia will perform its obligations under the manufacturing services agreement; that required DEA and other regulatory authorizations will be obtained on a timely basis; and that the Company will have access to sufficient financing to fund TIRC’s development activities. These assumptions may prove incorrect. Risks and uncertainties that could cause actual results to differ materially include: that the anticipated benefits of the investment in PsyLabs are not realized, or that PsyLabs does not apply the investment proceeds as intended; that the regulatory readiness documentation completed by PsyLabs does not support, or is not accepted by regulatory authorities in connection with, any future regulatory submission; that required board, shareholder, regulatory or stock exchange approvals are not obtained; that the previously announced share exchange is not completed, or is completed on terms that differ from those announced; that the cash investment and the other arrangements with PsyLabs are transactions between related parties, and that the terms agreed may differ from those that would be agreed between unrelated parties; that the valuation used to price the cash investment is not indicative of realizable value, and that the Company’s interest in PsyLabs, a privately held company, is illiquid; the reduction in the Company’s cash resources resulting from the investment; that a definitive agreement between TIRC and PsyLabs is not concluded by November 30, 2026, or at all, or is concluded on terms that differ from the term sheet; the Company’s dependence on PsyLabs, a related party, as exclusive supplier of ibogaine, and the risk of any interruption or failure in that supply; that DEA import permits, quotas, registrations or other regulatory approvals are delayed, limited or refused; that the Benuvia arrangements are terminated, not performed or do not proceed as intended; reliance on a single manufacturing partner and manufacturing, analytical or supply-chain failures; the capital commitments, regulatory obligations and contractual liabilities assumed by TIRC under the manufacturing services agreement and the Company’s ability to fund them; that U.S. funding or grant opportunities are not available to TIRC or are not obtained; changes in law, regulation or enforcement priorities in the United States, Southern Africa or elsewhere; the continuing status of ibogaine as a controlled substance; clinical, regulatory and approval risk; competition and market adoption risk; financing risk; and the Company’s ability to maintain compliance with Nasdaq continued listing standards. This list is not exhaustive. These risks should be considered together with the risk factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update such statements.

The Company makes no medical, treatment or health benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada and other regulatory authorities have not approved ibogaine or the Company’s other neuroplastogen compounds for therapeutic use, and their safety and efficacy have not been established through authorized clinical research. Rigorous scientific research and clinical trials are required. Any references to ibogaine stock, inventory or doses are the Company’s best estimates only. References to GMP-compliant or cGMP mean production in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards, and do not themselves constitute a representation of formal certification or approval by any regulatory authority unless expressly stated. Information regarding Benuvia and its facility is based on information provided by Benuvia and has not been independently verified by the Company. References to a planned clinical trial describe an activity under evaluation only; no trial has been commenced, and no regulatory application in respect of it has been filed or accepted. This communication is not an offer to sell or a solicitation of an offer to buy any securities.

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